SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                     Village Bank and Trust Financial Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92705T200
-------------------------------------------------------------------------------
                                 (CUSIP Number)

           Robert D. Klingler, Esq., Nelson Mullins, Atlantic Station
         Suite 1700 201 17th Street NW, Atlanta, GA 30363, 404-322-6037
-------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               September 23, 2024
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------------------------------------------------------------------------------
1. Names of Reporting Persons................................ Kenneth R. Lehman
   I.R.S. Identification Nos. of Above Persons.............................. NA
-------------------------------------------------------------------------------
2. Check the appropriate box if a Member of a Group (See instructions)
  (a)  [ ]
  (b)  [ ]
-------------------------------------------------------------------------------
3. SEC use only
-------------------------------------------------------------------------------
4. Source of Funds.......................................................... PF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings
   Is Required Pursuant to Item 2(d) of 2(e)............................... [ ]
-------------------------------------------------------------------------------
6. Citizenship............................................................. USA
-------------------------------------------------------------------------------
Number of      (7) Sole Voting Power................................... 768,622
Shares
Beneficially   (8) Shared Voting Power....................................... 0
Owned by
Each Reporting (9) Sole Dispositive Power.............................. 768,622
Person
With           (10) Shared Dispositive Power................................. 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person....... 768,622
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares........ [ ]
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row 11..................... 51.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)............................. IN
-------------------------------------------------------------------------------

Explanatory Note:

This Amendment No. 4 ("Amendment No. 4") to the statement of beneficial ownership on Schedule 13D amends and supplements Amendment No. 3 to the statement of beneficial ownership on Schedule 13D filed by the Reporting Person on November 13, 2019 ("Amendment No. 3", and together with this Amendment
No. 4, the "Schedule 13D"). Except as amended in this Amendment No. 4, Amendment No. 3 remains in full force and effect. Terms defined in Amendment No. 3 are used in this Amendment No. 4 as so defined in Amendment No. 3, unless otherwise defined in this Amendment No. 4.

Item 5.  Interest in Securities of the Issuer

(a)  The Reporting Person owns 768,622 shares of Common Stock, or an estimated
51.4 %, of the outstanding shares.

(b) The Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c) The Reporting Person has not acquired any shares of Common Stock within the last 60 days.

(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On September 23, 2024, the Company entered into a business combination agreement (the "Agreement") with TowneBank. The Company reported information relating to the Agreement in a Current Report on Form 8-K filed on September 25, 2024. Simultaneous with the execution of the Agreement, the Reporting Person, TowneBank and the Company entered into Affiliate Agreement in which the Reporting Person agreed, among other things, to vote shares of Common Stock owned by such shareholder and over which such shareholder has voting and investment power in favor of the Agreement and the business combination transaction contemplated by such agreement, and against any competing acquisition proposal, any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of the Agreement or the Affiliate Agreement, or other action, proposal or transaction that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the business combination transaction or the fulfillment of the parties' respective conditions under the Agreement, except in certain limited circumstances. The Affiliate Agreement will terminate in certain circumstances, including upon consummation of the business combination transaction or the termination of the Agreement in accordance with its terms.

The foregoing description of the Affiliate Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Affiliate Agreement which is filed as an exhibit to this Schedule 13D and hereby incorporated by reference into this Item 6.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1: Affiliate Agreement, dated as of September 23, 2024, by and among TowneBank, the Company, and the Reporting Person, incorporated by reference to
Exhibit 99.2 of the Company's Form 8-K filed on September 25, 2024.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 25,2024

/s/ Kenneth R. Lehman
-------------------------------------
Kenneth R. Lehman